REXAM

RECEIVED

2004 NOV 15 A 9:55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SUPPL

21 October 2004

04046136

**FILE NO. 82-3**

Dear Sirs

**Rexam PLC**

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED

NOV 17 2004

FINANCIAL

pp Jennifer Smith
Assistant Company Secretary

dlw 11/17

**REXAM PLC**
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

FILE 82-3

**REXAM** PRESS RELEASE

# Rexam restructures Plastic Containers Nordic operation – negotiations started regarding future of plant in Ystad, Sweden

Rexam, the global consumer packaging company, today announced that it has started negotiations with union representatives regarding the proposed closure of its Plastic Containers plant at Ystad in southern Sweden.

The plant at Ystad, which employees 111 people, manufactures "CombiPac" butter and cheese containers for the dairy industry. Its principal customers are located in the Nordic region and the UK. To secure product supply to customers, Rexam is proposing to consolidate part of the production currently at the Ystad plant with its plant in Stilling, Denmark.

The consultation process with union, employee and works council representatives will include discussing ways of providing advice and support to employees.

Commenting on the proposed restructuring, Harry Barto, Sector Director of Rexam Plastic Containers, said: "The Nordic food packaging marketplace is extremely competitive and lower than anticipated volumes have led us to undertake a comprehensive review of our commercial position. The changes we are proposing will enable us to make significant cost reductions, drive consolidation and help to secure the future for the two other plants within Rexam Plastic Containers - Nordic."

19 October 2004

**Enquiries**

Harry Barto, Sector Director +44(0)777 616 1177
Helen Rolle, Sector HR

**REXAM**

RECEIVED
2004 NOV 15 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

02 November 2004

**FILE NO. 82-3**

Dear Sirs

**Rexam PLC**

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

**REXAM PLC**
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

**REXAM** PRESS RELEASE

## Likelihood for national return system in Germany improves following EU Commission announcement

Rexam, the global consumer packaging group and the world's leading beverage can supplier, notes yesterday's announcement from the EU Commission which states that Germany will be referred to the European Court of Justice unless it meets the requirement of establishing the conditions for an effective, simple and non-discriminatory deposit system. This follows on from the Bundesrat's decision last week (October 15) to clarify the deposit regulations.

Rexam believes that the preconditions for a national return system for one-way beverage packaging in Germany are now the most positive they have been since the introduction of the deposit on one-way beverage packaging in January 2003.

Commenting on the announcement, Lars Emilson, Rexam's Chief Executive, said: "This is another piece of encouraging news for one-way beverage packaging in Germany. The EU will be expecting Germany to move purposefully towards a nationwide return system, as opposed to the patchwork of non-compatible systems that exists at the moment, which effectively act as a barrier to the free movement of beverages. With Rexam's experience of well functioning deposit systems in other European countries and North America, I am confident that we can assist as a proactive partner in helping establish a system that will meet the requirements of German retailers and consumers, our customers, the environment and not least the EU Commission."

21 October 2004

The full text of the EU announcement can be found on:
http://europa.eu.int/rapid/pressReleasesAction.do?reference=IP/04/1274&format=HTML&aged=0&language=EN&guiLanguage=en

### Background to German deposit system:

In January 2003, the German government introduced a deposit on one-way beverage packaging whereby a mandatory deposit of at least €0.25 or €0.50 (depending on the volume of the product) is now being charged on mineral waters, beer and sparkling soft drinks sold in one-way packaging (typically, cans, glass and plastic bottles). However, there was much uncertainty regarding the deposit as originally it was said that it could be revoked if certain refill quotas were met. There were thus no solid, long-term conditions to invest in a fully functioning system for recovery and recycling. As a result there is no properly functioning nationwide return system that allows consumers to return their one-way

...more

packaging to any point of sale to recover the deposit they paid. Retailers are currently only required to accept the return of packaging of exactly the same type, shape and size that they sell. They do not accept or pay back deposits on containers that they have not sold themselves. The end result is that, instead of a nationwide return system, Germany now has various non-compatible return systems that cover only part of the total market.

As a consequence, products packaged in one-way containers have been removed from the shelves of most shops. This has limited the freedom of choice of German consumers, increased manufacturing costs and drastically reduced the import of beer, mineral water and soft drinks in one-way packaging from other EU Member States.

**Enquiries**
Lars Emilson, Chief Executive +44 20 7227 4100
Andrew Mills, Group Communications Director

**Financial Dynamics**
Richard Mountain +44 20 7269 7291

**Editor's notes:**

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com